EXHIBIT 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and Preference Dividends

	Year Ended December 31,					Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2006 (1)
	2001	2002	2003	2004	2005
	(Unaudited)					(Unaudited)
Earnings computation:
Pre tax losses	$(31,562,000)	$(10,305,000)	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(13,308,000)	$(26,294,000)
Fixed charges	104,000	114,000	96,000	99,000	1,625,000	711,000	9,617,000
Minority Interest in pre tax losses of subsidiary
Total Losses	$(31,458,000)	$(10,191,000)	$(9,741,000)	$(15,563,000)	$(16,925,000)	$(12,597,000)	$(16,677,000)

Fixed Charges computation:
Interest expensed and capitalized	$47,000	$47,000	$18,000	$13,000	$1,288,000	$545,000	$9,106,000
Amortization of debt issuance costs and discounts	—	—	—	—	258,000	107,000	424,000
Interest within rental expense	57,000	67,000	78,000	86,000	79,000	59,000	87,000
Preference dividends	—	—	—	—	—	—	—
Total Fixed Charges	$104,000	$114,000	$96,000	$99,000	$1,625,000	$711,000	$9,617,000

Deficiency	$(31,562,000)	$(10,305,000)	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(13,308,000)	$(26,294,000)

(1) Fixed charges for the nine months ended September 30, 2006 include financing charges aggregating $8,491,000 incurred in the exchange of our common stock for all of our outstanding 6% Senior Convertible Notes. Such amount consists of the value of the shares issued in lieu of future interest payments of approximately $8,266,000, amortization of the remaining balance of the beneficial conversion features of approximately $220,000 and out of pocket costs incurred in connection with the exchange transactions.